Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-214040 on Form S-8 of our reports dated February 28, 2020, relating to the consolidated financial statements of Camping World Holdings, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for leases in 2019 due to the adoption of the new lease standard), and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2019.

/s/ Deloitte & Touche LLP

Los Angeles, California

February 28, 2020